UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2020

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe’s 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Lowe’s Companies, Inc.
1000 Lowes Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN
- TABLE OF CONTENTS -

NOTE:	All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Lowe’s 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 18, 2021

We have served as the auditor of the Plan since at least 2000; however, an earlier year could not be reliably determined.

Lowe’s 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2020	December 31, 2019
Assets

Cash	$18,035,783	$—

Investments:
Participant-directed investments at fair value	7,100,443,441	6,315,134,938
Participant-directed investments at contract value	366,652,826	291,623,491
Total investments	7,467,096,267	6,606,758,429

Receivables:
Notes receivable from participants	808,977	1,193,508
Due from broker for securities sold	1,309,749	665,404
Total receivables	2,118,726	1,858,912

Total assets	7,487,250,776	6,608,617,341

Liabilities
Due to broker for securities purchased	19,342,856	498,525
Cash overdraft	—	155,793

Total liabilities	19,342,856	654,318

Net assets available for benefits	$7,467,907,920	$6,607,963,023

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2020
Additions
Investment income:
Net appreciation in fair value of investments	$1,394,594,009
Dividends	55,049,850
Interest	7,504,867
Total investment income	1,457,148,726

Contributions:
Participant contributions	378,805,745
Employer contributions	195,935,358
Total contributions	574,741,103

Total additions	2,031,889,829

Deductions
Benefits paid to participants	1,170,373,045
Administrative expenses	1,571,887

Total deductions	1,171,944,932

Net increase in net assets	859,944,897

Net assets available for benefits
Beginning of year	6,607,963,023
End of year	$7,467,907,920

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe’s 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for more complete descriptions of the Plan’s provisions.

General – The Plan, adopted effective February 1, 1984, is a defined contribution plan covering all U.S. employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor or the Company). An employee of the Plan Sponsor is eligible to participate in the Plan on the first day of the month following 30 days after the employee’s original hire date. The Administrative Committee of Lowe’s Companies, Inc. (the Administrative Committee), as appointed by the Board of Directors, controls the management and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designed plan.

The Plan’s trustee and recordkeeper is Wells Fargo Institutional Retirement and Trust, a business unit of Wells Fargo Bank, N.A (Wells Fargo). Principal Financial Group, Inc. (Principal) acquired Wells Fargo's Institutional Retirement and Trust business in 2019. The Plan began the transition to Principal on June 16, 2021, with the Plan assets being transferred into the same funds offered by Wells Fargo. The conversion initiated a blackout period beginning June 16, 2021, and the transfer is expected to be completed before the end of June 2021.

Contributions – Participants may elect to contribute 1% to 50% of their compensation eligible for deferral (deferral compensation) to the Plan each year, subject to the limitations as defined in the Plan document, in pre-tax and/or, effective April 3, 2021, Roth contributions. Eligible employees must make an active election to participate in the Plan. Participants age 50 and older, or who reach age 50 during the Plan year, are eligible to make catch-up contributions not exceeding the limit set by the Internal Revenue Code (IRC) in addition to the deferral contribution.

The Company makes a matching contribution (the Company Match) each payroll period to each participant’s account equal to: 100% of the first 3% of deferral compensation each participant elects to have contributed to the Plan; plus 50% of the next 2% of deferral compensation contributed to the Plan; plus 25% of the next 1% of deferral compensation contributed to the Plan. Catch-up contributions are eligible for Company Match in accordance with this formula.

Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. All contributions are subject to certain IRC limitations.

Following the termination of the Orchard Supply Hardware Retirement Savings Plan (the Orchard Plan), effective December 31, 2018, participants in the Orchard Plan became 100% vested in the Orchard Plan and were provided the option to have their account balance rolled into the Plan or to receive a lump sum distribution. The Administrative Committee approved an amendment, effective June 16, 2020, to permit Roth rollovers from the Orchard Plan. An aggregate amount of $13,573,216 was rolled into the Plan during the year ended December 31, 2020, and is included in participant contributions on the statement of changes in net assets available for benefits.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company Match, any applicable rollover amounts, and an allocation of Plan earnings. Separate accounts exist for Roth contributions and rollover amounts. Participant accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting – Each participant shall at all times have a 100% vested interest in the balance of their account.

Investments – Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. As of December 31, 2020, the 20 investment options to which participants could direct their contributions within the Plan included: Lowe’s Companies, Inc. common stock; six objective-based funds (including three passive funds); one capital preservation fund; and 12 target retirement date funds. Excess cash is held in a non-interest bearing cash account. Investment in Lowe’s Companies, Inc. common stock is limited to a maximum of 25% of contributions (without regard to deferral contributions and the Company Match). The Plan is intended to be a plan described in Section 404(c) of ERISA and its corresponding regulations.

Payment of Benefits – Subsequent to the termination of service, a participant with a vested account value of $1,000 or less that has not elected to perform a direct rollover to an eligible retirement plan will automatically receive a lump-sum distribution equal to the participant’s vested account balance. If the vested account value is greater than $1,000 and less than $5,000, then a participant may elect to receive a lump-sum distribution equal to the participant’s vested account balance. If the participant does not make such an election, the Plan performs a direct rollover to an individual retirement account designated by the participant or, if the participant has not designated an individual retirement account, to an individual retirement account designated by the Administrative Committee. If the vested account value is greater than $5,000, then the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 72 (70½ if the participant reached 70½ before January 1, 2020).

The Plan allows for in-service withdrawals to participants under age 59½ only in cases of disability or financial hardship. Hardship withdrawals must total at least $1,000 and be approved by the Plan’s recordkeeper or the Administrative Committee. Participants who have attained age 59½ may request a full or partial distribution once per Plan year, and participants who have incurred a disability are entitled to a one-time in-service withdrawal of their accumulated balances. From January 1, 2020, to December 31, 2020, coronavirus-related distributions were also permitted, consistent with Section 2202 of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

The Lowe’s Companies Employee Stock Ownership Plan (the ESOP), which was an employee stock ownership plan within the meaning of IRC Section 4975(e)(7), was merged into the Plan effective as of September 13, 2002. The Plan allows for a one-time in-service withdrawal to participants in the former ESOP who have attained 20 or more years of service with the Company from their initial service date. Eligible participants may make a one-time withdrawal of up to 50% of their former ESOP account balance.

Forfeited Accounts – If a Participant has terminated service and the Administrative Committee is unable after a reasonable period of time, as determined by the Administrative Committee, to locate the Participant or Beneficiary to whom an account is distributable after making reasonable efforts to do so, then the Administrative Committee may declare the account to be a forfeiture. Such forfeitures are used to reduce the Company Match. The participant’s forfeited account shall be restored as if there had been no forfeiture if the Committee is able to locate the participant at any time. Such restoration shall be made out of forfeitures occurring in the Plan year the participant is located. To the extent such forfeitures are not sufficient, the Company will make a special contribution in order to restore the participant’s account. During 2020, $1,850,867 from forfeited accounts was used to reduce the Company Match. As of December 31, 2020 and December 31, 2019, forfeited accounts not yet used to reduce the Company Match were $37,899 and $667,753, respectively.

Plan Year – The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results may differ from these estimates.

Risks and Uncertainties – The Plan provides various investment options to its participants. These options include the common stock of Lowe’s Companies, Inc., which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition – With the exception of the portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts, the Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Payments of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2020.

Administrative Expenses – Expenses incurred administering the Plan are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements.

Management Fees and Operating Expenses – All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable From Participants – Notes receivable from participants are due to the merger of the Maintenance Supply Headquarters, LP 401(k) Plan (MSH 401(k) Plan) in 2019, which allowed for participant loans. Participant loans are not provided for under the Lowe’s 401(k) Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded. Loan terms typically range from one to five years, unless for the purchase of a primary residence which could then be extended to twenty years, and interest rates range from 4.25% to 6.50%.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable as of December 31, 2020 and December 31, 2019.

Accounting Pronouncements Recently Adopted – As of January 1, 2020, the Plan adopted Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 modified the disclosure requirements on fair value measurements in Topic 820. The amendments in ASU 2018-13 removed disclosures that no longer are considered cost beneficial, modified the specific requirements of certain disclosures, and added disclosure requirements identified as relevant. The adoption of ASU 2018-13 did not have a significant impact on the Plan’s financial statement disclosures.

Note 3 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

•Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

The following table presents the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2020 and 2019:

		Fair Value Measurements at
	Measurement Level	December 31, 2020	December 31, 2019
Common stock	Level 1	$3,532,951,261	$3,150,045,484
Collective trusts	Level 2	3,567,492,180	3,134,911,875
Mutual funds	Level 1	—	30,177,579
Participant-directed investments at fair value		$7,100,443,441	$6,315,134,938

There were no transfers into or out of Level 3 or purchases or issues of Level 3 assets and liabilities for the Plan during any periods presented.

When available, quoted prices in active markets are used to determine fair value. When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. When quoted prices are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

1.Common stock – Valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded.

2.Collective trusts – Valued using the net asset value based on the fair value of the underlying investments held by the fund less its liabilities. The Plan's investments in collective trust funds have readily determinable fair values because they are primarily equity and fixed income securities in a structure similar to a mutual fund in that net asset value is determined and published daily, is available to participants of the Plan when they log into their online account, and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. The Plan can redeem these investments daily. There are no restrictions on redemptions.

3.Mutual funds – Valued based upon the closing price reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Note 4 - Fully Benefit-Responsive Investment Contracts

The Plan holds a portfolio of investment contracts that is comprised of separate account guaranteed investment contracts and a portfolio of synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

	December 31, 2020	December 31, 2019
Synthetic investment contracts	$286,780,457	$229,757,221
Separate account guaranteed investment contracts	79,872,369	61,866,270
Total	$366,652,826	$291,623,491

The key difference between a synthetic investment contract and a separate account guaranteed investment contract is that the Plan owns the underlying assets of the synthetic investment contract. The underlying assets of the Plan’s synthetic investment contracts are collective trusts. The underlying assets of a separate account guaranteed investment contract are owned by the contract issuer and are segregated in a separate account for the benefit of the Plan. Synthetic and separate account guaranteed investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

Separate account guaranteed investment contracts and synthetic investment contracts include a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically provides a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

•A substantive modification of the fund or its administration;
•The complete or partial termination of the Plan, including a merger with another plan;
•The transfer of assets from the fund directly into a competing investment option;
•The redemption of all or a portion of the interest in the fund due to the removal of a specifically identifiable group of employees from coverage under the Plan;
•The closing or sale of a subsidiary;
•The bankruptcy or insolvency of a Plan Sponsor;
•The merger of the Plan with another plan; and
•The Plan Sponsor’s establishment of another tax qualified defined contribution plan.

As of December 31, 2020, no events have occurred or are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet their financial obligations, which may be affected by future economic and regulatory developments.

In addition, certain events allow the issuer to terminate the contracts and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•An uncured violation of the Plan’s investment guidelines;
•A breach of material obligation under the contract;
•A material misrepresentation; and
•A material amendment to the agreements without the consent of the issuer.

Note 5 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 6 - Exempt Party-In-Interest Transactions

Certain investments of the Plan include shares of common stock of Lowe’s Companies, Inc., the Plan Sponsor, and funds managed by Wells Fargo, the Plan’s trustee and recordkeeper. Transactions in these investments qualify as exempt party-in-interest transactions.

At December 31, 2020, and 2019, the Plan held 22,010,786 shares and 26,302,985 shares, respectively, of common stock of Lowe’s Companies, Inc., with a cost basis of $1,112,717,756 and $1,243,207,082, respectively. For the year ended December 31, 2020, the Plan recorded dividend income of $55,049,368 from these shares.

In addition, due to the merger of the MSH 401(k) Plan in 2019, there were notes receivable from participants of $808,977 and $1,193,508 outstanding for the years ended December 31, 2020 and December 31, 2019, respectively; however, as Lowe’s 401(k) Plan prohibits loans to participants, no new participant loans will be granted.

Note 7 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 7, 2014 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2017.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Net assets available for benefits per the financial statements	$7,467,907,920	$6,607,963,023
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,533,179	3,811,245
Total net assets per the Plan’s Form 5500	$7,479,441,099	$6,611,774,268

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Plan’s Form 5500 for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Net increase in net assets available for benefits before plan transfers per the financial statements	$859,944,897	$953,586,356
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,721,934	6,373,794
Net income per the Plan’s Form 5500	$867,666,831	$959,960,150

The fair value adjustment represented the differences between contract values of certain fully benefit-responsive contracts within the Capital Preservation Fund as included in the statements of changes in net assets available for benefits for the year ended December 31, 2020, and the respective fair values of these contracts as reported in the Plan’s Form 5500. All fully benefit-responsive investment contracts were reported at fair value per the Plan’s Form 5500 as of December 31, 2020, with the exception of one underlying investment of the Capital Preservation Fund, which is held in the general account of Metropolitan Life Insurance Company and, therefore, is stated at contract value for Form 5500 reporting purposes.

Note 9 - Subsequent Event

On March 31, 2021, the Administrative Committee approved an amendment to the Plan to allow contributions to a Roth 401(k) account. Such contributions will be made on an after-tax basis. In addition, the Plan will accept direct rollover contributions from Roth elective deferral accounts. The amendment also updated the automatic cash-out and mandatory rollover limit calculations for terminated participants to exclude any rollover account values from the calculation, but include Roth rollover account values. This amendment was effective on April 3, 2021.

Lowe’s 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
As of December 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
EMPLOYER-RELATED INVESTMENTS:
*Lowe’s Companies, Inc.	Common Stock	**	$3,532,951,261

Total employer-related investments			3,532,951,261

COLLECTIVE TRUSTS:
Aon Hewitt Growth Fund	Collective Trust	**	1,110,702,609
Aon Hewitt Income Fund	Collective Trust	**	63,843,186
Aon Hewitt Inflation Strategy Fund	Collective Trust	**	13,585,336
State Street Global All Cap Equity Index Non-Lending Series Fund Class A	Collective Trust	**	7,469,997
State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II	Collective Trust	**	3,097,261
State Street U.S. Bond Index Securities Lending Series Fund Class XIV	Collective Trust	**	2,895,460
Vanguard Target Retirement Trust Plus Income	Collective Trust	**	62,206,656
Vanguard Target Retirement Trust Plus 2065	Collective Trust	**	31,127,118
Vanguard Target Retirement Trust Plus 2060	Collective Trust	**	66,372,680
Vanguard Target Retirement Trust Plus 2055	Collective Trust	**	136,116,564
Vanguard Target Retirement Trust Plus 2050	Collective Trust	**	312,041,523
Vanguard Target Retirement Trust Plus 2045	Collective Trust	**	273,312,317
Vanguard Target Retirement Trust Plus 2040	Collective Trust	**	265,975,451
Vanguard Target Retirement Trust Plus 2035	Collective Trust	**	297,793,465
Vanguard Target Retirement Trust Plus 2030	Collective Trust	**	320,014,151
Vanguard Target Retirement Trust Plus 2025	Collective Trust	**	331,258,853
Vanguard Target Retirement Trust Plus 2020	Collective Trust	**	187,938,771
Vanguard Target Retirement Trust Plus 2015	Collective Trust	**	67,047,052

Total collective trusts			3,552,798,450

SEPARATELY MANAGED ACCOUNTS:
Capital Preservation Fund:
*Wells Fargo Fixed Income Fund C	Collective Trust	**	45,193,930
*Wells Fargo Fixed Income Fund F	Collective Trust	**	121,266,546
*Wells Fargo Fixed Income Fund L	Collective Trust	**	99,732,371
*Wells Fargo Fixed Income Fund N	Collective Trust	**	32,120,789
*Wells Fargo/BlackRock Short-Term Investment Fund S	Collective Trust	**	14,693,730
Metropolitan Life Insurance Company	Insurance Company General Account	**	79,445,540

Total Capital Preservation Fund			392,452,906
Key Guaranteed Portfolio Fund	Guaranteed Investment Contract	**	426,829

Total separately managed accounts			392,879,735

Total investments***			$7,478,629,446

*Notes Receivable from Participants	4.25% - 6.50% interest rate range and maturity dates through April 23, 2037		$808,977

*    Permitted party-in-interest
**    Cost information is not required for participant-directed investments and, therefore, is not included.
***    All investments were stated at fair value as of December 31, 2020 with the exception of one underlying investment of the Capital Preservation Fund, which is held in the general account of Metropolitan Life Insurance Company, and the underlying investment of the Key Guaranteed Portfolio Fund. Therefore, these are stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE’S 401(k) PLAN

June 18, 2021	By: /s/ David R. Green
Date	David R. Green Chair, Administrative Committee of Lowe’s Companies, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm